Exhibit 99.4

CONSENT OF QUALIFIED PERSON

I, Ken Jones, P.E., consent to the public filing of the technical report titled “Fekola Complex, Mali, NI 43-101 Technical Report”, that has an effective date of December 31, 2023 (the “Technical Report”) by B2Gold Corporation (“B2Gold”).

I also consent to any extracts from, or a summary of, the Technical Report in B2Gold’s Annual Information Form for the year ended December 31, 2023.

I certify that I have read the Annual Information Form, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated:    March 14, 2024

(Signed) “Ken Jones”
Ken Jones, P.E.

B2Gold Corp. 666 Burrard St #3400, Vancouver, BC V6C 2X8, Canada Tel: +1 604-681-8371	www.b2gold.com